Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel

May 16, 2019

VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Principal Exchange-Traded Funds (the “Registrant”) (CIK 0001572661)
Request for Withdrawal of Post-Effective Amendment; File No. 333-201935, 811-23029

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), as amended, the Registrant hereby respectfully requests the withdrawal of the following Post-Effective Amendments filed on Form N-1A related to the Principal Emerging Markets Multi-Factor Index ETF (the "Fund"):

1933 Act PEA Number	Filing Date	Submission Type	Accession Number
44	7/20/2017	485A POS*	0001572661-17-000193
51	10/2/2017	485BXT	0001572661-17-000253
55	10/31/2017	485BXT	0001572661-17-000301
57	11/29/2017	485BXT	0001572661-17-000343
58	12/28/2017	485BXT	0001572661-17-000353
60	1/25/2018	485BXT	0001572661-18-000008
61	2/22/2018	485BXT	0001572661-18-000026
62	3/22/2018	485BXT	0001572661-18-000042
65	4/19/2018	485BXT	0001572661-18-000082
67	5/17/2018	485BXT	0001572661-18-000088
68	6/14/2018	485BXT	0001572661-18-000097
69	7/12/2018	485BXT	0001572661-18-000107
70	8/9/2018	485BXT	0001572661-18-000119
72	9/6/2018	485BXT	0001572661-18-000131
73	10/4/2018	485BXT	0001572661-18-000136
75	11/1/2018	485BXT	0001572661-18-000177
77	11/29/2019	485BXT	0001572661-18-000189
78	12/27/2018	485BXT	0001572661-18-000195
80	1/24/2019	485BXT	0001572661-19-000008
81	2/21/2019	485BXT	0001572661-19-000022
82	3/21/2019	485BXT	0001572661-19-000057
85	4/18/2019	485BXT	0001572661-19-000086
*Withdrawal requested solely to the extent this filing relates to the Fund.
No securities of the Fund were sold in connection with the Post-Effective Amendment, due to delays in the exchange listing process. If the Registrant decides to proceed with the offering of the Fund in the future, it will file a new registration statement amendment pursuant to Rule 485(a) under the Act.

If you would like to discuss this withdrawal request in further detail or if you have any questions, please feel free to contact me at 515-235-9328 or Britney Schnathorst at 515-235-1209.
Regards,
/s/ Adam Shaikh
Adam Shaikh
Counsel